Joe Laxague

Partner

jlaxague@cronelawgroup.com

Mason Allen

Of Counsel

mallen@cronelawgroup.com

VIA EDGAR

January 25, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Conlon Danberg
Margaret Schwartz

Re:	Oriental Rise Holdings Limited
Amendment No. 3 to Registration Statement on Form F-1
Filed January 9, 2024
File No. 333-274976

Dear Mr. Danberg and Ms. Schwartz

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we write in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 17, 2024, with reference to Amendment No. 3 to the Company’s Registration Statement on Form F-1 filed with the Commission on January 9, 2024, (the “Registration Statement”). We also simultaneously file with the Commission an amended Registration Statement on Form F-1 in response to such comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 3 to Registration Statement on Form F-1, filed January 9, 2024

Executive Compensation, page 143

1. Please include executive compensation disclosure for your executive officers for the fiscal year ended December 31, 2023. Please refer to to Item 4.a of Form F-1 and Item 6.B of Form 20-F, which require compensation disclosure for the company's "last full financial year."

Response: In response this comment, the Company has amended the Registration Statement’s Executive Compensation table to disclose compensation for its executive officers for the fiscal years ended December 31, 2023 and 2022.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

January 25, 2024

P a g e | 2

General

2. We note your revised disclosure in response to prior comment 2 and reissue the comment. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. Please restore your disclosures to the disclosures as they existed in the registration statement as of July 7, 2023.

Response: In response this comment, the Company has amended the Registration Statement to restore all disclosures regarding PRC regulatory, governmental, legal, and similar risks to the specific language used in its Draft Registration Statement filed July 7, 2023.

3. We note your response to prior comment 4. Please revise the Resale Prospectus cover page to include the China-Based Issuer-related changes you made to the Public Offering Prospectus cover page in this Amendment No. 3 to the F-1.

Response: In response to this comment, the Company has amended the Registration Statement to conform the China-Based Issuer-related information on the Resale Prospectus cover page to the information (as amended) on the cover page of the Public Offering Prospectus.

We thank the Staff for its review of the Registration Statement and this correspondence. Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited